UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2013

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Forward-Looking Statements:

This communication contains forward-looking statements. These statements are statements that are not historical facts, including statements regarding the outlook and expectations of Portugal Telecom, SGPS S.A. (“PT”), Oi S.A. (“Oi”) and the surviving entity in the proposed business combination of PT and Oi, whether Telemar Participações S.A. or a new entity to be organized for purposes of the business combination (in either case, “CorpCo”), business strategies, future synergies and cost savings, future costs and future liquidity. The words “expects,” “believes,” “estimates,” “plans,” “anticipates,” “may,” “will,” “should,” “could,” “target,” “goal” and similar expressions, when used in relation to PT, Oi and CorpCo, are intended to indicate forward-looking statements. These statements reflect the current outlook of the management of PT, Oi and CorpCo and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational factors, corporate approvals and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Forward-looking statements speak only as of the date they are made. Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, we do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures PT, Oi or CorpCo makes on related subjects in reports and communications PT, Oi and CorpCo file with the SEC.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2013.

PORTUGAL TELECOM, SGPS, S.A.

	By:	/s/ Nuno Vieira
Name: Nuno Vieira
Title: Investor Relations Director

EXHIBIT INDEX

Exhibit	Description of Exhibit
1

Transcript of video of interview of Zeinal Bava, Chief Executive Officer of Oi S.A. and PT Portugal, at the Morgan Stanley Technology, Media & Telecommunications (TMT) Conference held in Barcelona, Spain on November 20, 2013.